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                                                                      EXHIBIT 12


                CABOT CORPORATION AND CONSOLIDATED SUBSIDIARIES

     STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                      (Amounts in millions, except ratios)

                                                                      Years ended September 30
                                                                2002    2001    2000    1999    1998
Earnings:
   Pre-tax income from continuing operations                    $134    $150    $157    $113    $159
   Distributed income of affiliated companies                   3       11      8       19      7
   Add fixed charges:
     Interest on indebtedness                                   28      32      33      39      36
     Portion of rents representative of the interest factor     4       4       4       5       5
     Preferred stock dividend                                   3       3       3       3       3

Income as adjusted                                              $172    $200    $205    $179    $210

Fixed charges:
   Interest on indebtedness                                     $28     $32     $33     $39     $36
   Capitalized interest                                         2       1       --      --      --
   Portion of rents representative of the interest factor       4       4       4       5       5
   Preferred stock dividend                                     3       3       3       3       3

Total fixed charges                                             $37     $40     $40     $47     $44

Ration of earnings to fixed charges                             5       5       5       4       5